SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 3)

COMMANDER RESOURCES LTD.

(formerly Major General Resources Ltd.)

(Name of Issuer)

Common Shares

(Title of Class of Securities)

200502102

(CUSIP Number)

Keith Presnell

Global Resource Investments Ltd.

7770 El Camino Real

Carlsbad, California 92009

Tel.: 760-943-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  NOT APPLICABLE

CUSIP No. 200502102	SCHEDULE 13D	Page 2 of 8

1.	Name of Reporting Person S.S or I.R.S. Identification No. of above person Exploration Capital Partners Limited Partnership 88-0384192

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,014,888 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,014,888

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,014,888

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person PN

CUSIP No. 200502102	SCHEDULE 13D	Page 3 of 8

1.	Name of Reporting Person S.S or I.R.S. Identification No. of above person Resource Capital Investment Corporation 88-0384205

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,014,888 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,014,888

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,014,888

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person CO

CUSIP No. 200502102	SCHEDULE 13D	Page 4 of 8

1.	Name of Reporting Person S.S or I.R.S. Identification No. of above person Rule Family Trust udt 12/17/98 Not Applicable

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,014,888 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,014,888

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,014,888

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person OO

CUSIP No. 200502102	SCHEDULE 13D	Page 5 of 8

1.	Name of Reporting Person S.S or I.R.S. Identification No. of above person Arthur Richards Rule

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,014,888 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,014,888

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,014,888

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person IN

CUSIP No. 200502102	Page 6 of 8

SCHEDULE 13D

(Amendment No. 3)

The Statement on Schedule 13D, dated March 8, 2002, initially filed by Exploration Capital Partners Limited Partnership (“Exploration Capital”), Global Resource Investments Ltd. (“Global Resource”), Resource Capital Investment Corp. (“Resource Capital”), Rule Investments, Inc. (“Rule Investments”), the Rule Family Trust udt 12/17/98 (the “Trust”), a revocable grantor trust, and Arthur Richards Rule (“Mr. Rule”), as amended by Amendment No. 1, dated June 17, 2003 and Amendment No. 2, dated September 15, 2003 filed by Exploration Capital, Resource Capital, the Trust and Mr. Rule (as so amended, the “Schedule 13D”), is hereby amended by this Amendment No. 3, dated March 12, 2004, to reflect certain changes in the information previously filed in the Schedule 13D relating to the outstanding Common Shares without par value (the “Common Shares”) of Commander Resources Ltd. (formerly Major General Resources Ltd.) (the “Issuer”). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

NOTE: Beneficial ownership calculations herein are based on 24,032,951 Common Shares of the Issuer outstanding as of February 27, 2004.

Item 2.	Identity and Background

Item 2(a) is hereby amended and restated to read in its entirety as follows:

(a) Names

This Statement is filed by (i) Exploration Capital, as the direct beneficial owner of Shares*; (ii) by virtue of its position as General Partner of Exploration Capital, by Resource Capital; (iii) by virtue of its indirect ownership and control of (A) Exploration Capital (as owner of 90% of Resource Capital) and (B) Global Resource, previously a direct beneficial owner of Shares, as set forth below, by the Trust; and (iv) by virtue of his position with Resource Capital and ownership interest in the Trust, as described below, by Mr. Rule (collectively, the “Reporting Persons”). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

Global Resource, which is not a Reporting Person, was the direct beneficial owner of 166,666 Shares, all of which were immediately exercisable warrants (less than 1% of the Outstanding Issuer Shares, as defined in Item 5(a) below). As set forth below in Item 5(c), these warrants were exercised and the Common Shares received on exercise were sold, all in February 2004. The corporate General Partner of Global Resource is Rule Investments. The Trust owns 100% of Rule Investments.

Mr. Rule is President and a Director of Resource Capital and, with his wife, is co-Trustee of the Trust, which owns 90% of Resource Capital.

The only other executive officer or Director of any of the Reporting Persons is Keith Presnell, who is Chief Financial Officer and a Director of Resource Capital. As applicable, information as to Mr. Presnell is provided in addition to that for the Reporting Persons in Items 2 through 6 of the Schedule 13D.

* NOTE: For purposes of this Statement, the term “Shares” includes Common Shares owned as well as those issuable on exercise of immediately exercisable warrants.

CUSIP No. 200502102	Page 7 of 8

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read in its entirety as follows:

The total amount of funds required by Exploration Capital to exercise Warrants of the Issuer reported in Item 5(c) was Cdn. $1,122,222 (approximately US $844,444). These funds were provided by Exploration Capital’s cash on hand and no funds were borrowed for such purpose. The total amount of funds required by Global Resource to exercise Warrants of the Issuer reported in Item 5(c) was Cdn. $84,166.33 (approximately US $63,966). These funds were provided by Global Resource’s cash on hand and no funds were borrowed for such purpose.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and (c) are hereby amended and restated to read in their entirety as follows:

(a) Exploration Capital is the direct beneficial owner of 1,014,888 Shares, or approximately 4.2% of the 24,032,951 shares (the “Outstanding Issuer Shares”) of the Issuer outstanding. By virtue of the relationships described under Item 2 hereof, each of Resource Capital, the Trust and Mr. Rule may be deemed to share indirect ownership of the Shares directly beneficially owned by Exploration Capital.

(c) Since the filing of Amendment No. 2 to the Schedule 13D, the following transactions have occurred with respect to the Shares beneficially owned by the Reporting Persons:

Exploration Capital exercised 1,222,222 warrants to purchase Common Shares @ $0.38* on 2/18/04 and exercised 1,000,000 such warrants on 2/19/04, and sold Common Shares in open market transactions on the TSX Venture Exchange, as follows:

Date	No. of Shares	Price per Share*	Date	No. of Shares	Price per Share*
10/10/03	7,000	$0.47	1/22/04	23,500	$0.42
10/14/03	7,000	$0.47	1/23/04	19,500	$0.43
10/17/03	17,000	$0.46	1/26/04	12,000	$0.41
10/20/03	7,000	$0.48	1/27/04	20,000	$0.42
10/22/03	13,000	$0.44	1/29/04	5,000	$0.41
10/23/03	11,000	$0.44	1/29/04	5,000	$0.41
10/24/03	11,000	$0.44	2/9/04	40,500	$0.41
10/27/03	7,000	$0.44	2/10/04	14,000	$0.42
10/28/03	7,500	$0.44	2/11/04	6,000	$0.42
10/30/03	17,000	$0.43	2/11/04	705,500	$0.40
11/11/03	10,000	$0.43	2/19/04	1,207,334	$0.43
1/2/04	10,000	$0.41
1/5/04	11,500	$0.41
1/8/04	5,000	$0.41

Global Resource exercised all of its 166,666 warrants to purchase Common Shares @ $0.38* on 2/17/04, and sold all Common Shares received on exercise in an open market transaction on the TSX Venture Exchange @ $0.43* on 2/19/04.

* U.S. dollars, based on transaction prices denominated in Canadian dollars as converted at assumed exchange rate of U.S.$0.76 to Cdn.$1.00.

CUSIP No. 200502102	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 12, 2004	Exploration Capital Partners Limited Partnership

	By:	Resource Capital Investment Corporation, its general partner

	By:	/s/ Keith Presnell

Keith Presnell, Chief Financial Officer

Date: March 12, 2004	Resource Capital Investment Corporation

	By:	/s/ Keith Presnell

Keith Presnell, Chief Financial Officer

Date: March 12, 2004	Rule Family Trust udt 12/17/98

	By:	/s/ Keith Presnell

Keith Presnell, Attorney-in-Fact for Arthur Richards Rule, Trustee

Date: March 12, 2004	Arthur Richards Rule, individually

	By:	/s/ Keith Presnell

Keith Presnell, Attorney-in-Fact